

April 28, 2011

Anthony W. Thompson
Chairman of the Board and Chief Executive Officer
TNP Strategic Retail Trust, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614

> **Re:** **TNP Strategic Retail Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 333-154975**

Dear Mr. Thompson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Sonia Barros
Special Counsel

cc: Rosemarie A. Thurston
        Gustav F. Bahn
        Alston & Bird LLP
        Via *facsimile*: (404) 253-8447